SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                Jenna Lane, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   476142 10 4
                                 (CUSIP Number)

                               Lawrence E. Kaplan
             150 Vanderbilt Motor Parkway Hauppauge, New York 11788
                                 (516) 273-0058
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 5, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.........476142 10 4                                  Page 2 of 4 Pages
                 -----------

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         1) Name of Reporting Person........Lawrence Kaplan
            S.S. or I.R.S. Identification No. of Above Person....###-##-####

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         2) Check the Appropriate Box if a Member of a Group (see Instructions)
                                                              (a)......
                                                              (b)......

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         3) SEC Use Only.........................................

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         4) Source of Funds (See Instructions)...............(See Item 3)

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         5) Check if Disclosure of Legal Proceedings is Required
            Pursuant to Items 2(d) or 2(e)............................

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         6) Citizenship or Place of Organization.......................U.S.

Number of                     (7) Sole Voting Power.................426,593
Shares Bene-                  -------------------------------------------------
ficially Owned                (8) Shared Voting Power...............219,990
by Each Reporting             -------------------------------------------------
Person With                   (9) Sole Dispositive Power............426,593
                              -------------------------------------------------
                              (10)Shared Dispositive Power..........219,990

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         11) Aggregate Amount Beneficially Owned by Each Reporting
             Person.................................................646,583

         12) Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares (See Instructions).........

         13) Percent of Class Represented by Amount in Row 11........14.03%

         14) Type of Reporting Person (See Instructions).................IN

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No.1 to Statement of Beneficial Ownership on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Jenna Lane, Inc. (the "Issuer"), whose principal executive offices are located at 1407 Broadway, Suite 2004, New York, New York 10018. All share numbers reflect adjustment resulting from the Issuer's 10% stock dividend paid on March 13, 1998.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Name: Lawrence E. Kaplan

         (b) Residence or business address: 150 Vanderbilt Motor Parkway, Suite 311, Hauppauge, New York 11788

         (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Kaplan is the sole shareholder, officer and director of G-V Capital Corp., an NASD registered broker-dealer. Reporting person is a former director of the Issuer.

         (d) Involvement in Certain Legal Proceedings.  Not applicable

         (e) Party to a Civil Proceeding.  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.  NOT APPLICABLE.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the sale transaction described herein was to comply with and satisfy the terms of the Letter Agreement and its subsequent amendment (as defined in Item 5 herein) entered into by reporting person and the Issuer. The reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j).

         The purpose of the purchase transaction described herein was private investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Reporting person beneficially owns an aggregate of 646,583 shares of Common Stock, representing 14.03% of the outstanding shares of Common Stock.

         (b) As to 234,093 shares, reporting person has sole power to vote and dispose or direct the disposition thereof. In February 1998, the 20,953 shares held by Helaine Kaplan, reporting person's wife, as custodian for their two children, Michelle Kaplan and Robert Kaplan these shares were transferred and are now owned directly by Michelle and Robert Kaplan and are not beneficially owned by reporting person. Reporting person jointly owns 104,753 shares with Helaine Kaplan, his wife, 104,761 shares are owned by G-V Capital Corp., of which reporting person is the sole shareholder, officer and director and 10,476 shares are owned by OK Associates Pension Trust of which Mr. Kaplan is a co-Trustee. 192,500 shares reported herein are purchasable upon exercise of 175,000 Warrants owned solely by reporting person.

         (c) The Issuer on June 5, 1998 repurchased at a price of $.01 per share from the reporting person 31,429 Performance Shares (as defined in the Letter Agreement) of Common Stock, subject to the terms of the Letter Agreement and its subsequent amendment dated as of April 1, 1996 (the "Letter Agreement"), by and between the Issuer and the reporting person. The Letter Agreement provides that of the Performance Shares issued to the reporting person as of the date of the Letter Agreement, one-half should be repurchased by the Issuer for the par value thereof in the event that the Issuer does not achieve net income before taxes ("Net Income") of at least $2.0 million during the period of April 1, 1997 through March 31, 1998 ("1998 Fiscal Year"), subject to specific limitations described therein. As of the end of the Issuer's 1998 Fiscal Year, the Issuer did not achieve a Net Income of at least $2.0 million and in addition did not achieve an amount over $1.5 million but under $2.0 million, which would trigger the specific limitations described within the Letter Agreement, potentially reducing the amount of shares to be repurchased. Therefore, the Issuer, having achieved under $1.5 million in Net Income, repurchased the shares specified above from the reporting person for an aggregate of $314.29 subject to the terms, conditions and limitations provided in the Letter Agreement, in full compliance and satisfaction of the terms thereof in connection with the matters contemplated hereby. In addition, on June 22, 1998, reporting person purchased in the public market 13,000 shares of Common Stock at a purchase price of $1.71875 per share.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Kaplan has executed an agreement (the "Lock-Up Agreement") providing that all securities which he acquired in 1995 cannot be transferred or sold for a period of one (1) year from March 19, 1997 and that all securities which he acquired in 1996 cannot be transferred or sold for a period of two (2) years from March 19, 1997. The Lock-Up Agreement was not intended to apply to the shares repurchased as referred to in Item 5(c) above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.  NOT APPLICABLE.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date:             6/5/98
                                                -------------------------------

                                                      /s/ Lawrence Kaplan
                                                -------------------------------
                                                        LAWRENCE KAPLAN